ADDENDUM


This Addendum to the China Agency Agreement (the "Agreement") dated the 15th day of September, 2005 between Essentially Yours Industries (Hong Kong) Limited ("EYI") and Guangzhou Zhongdian Enterprises (Group) Co. Ltd. and China Electronics Import and Export South
China Corporation ("CEIEC") is dated for reference July 27, 2006.

1.	EYI agrees to extend the purchasing and exclusivity terms
of the Agreement for an additional one year period.

If this Addendum accurately reflects your understanding and serves as a declaration of good faith, please indicate your agreement by signing herewith.

ESSENTIALLY YOURS INDUSTRIES (HONG KONG) LIMITED


By:      /s/ Jay Sargeant
Name:	Jay Sargeant
Title:	Director


Date:  July 27, 2006




GUANGZHOU ZHONGDIAN ENTERPRISES (GROUP) CO. LTD.
AND CHINA ELECTRONICS IMPORT AND EXPORT SOUTH
CHINA CORPORATION



By:

Name: /s/ Jiande Yu

Title:


Date: July 27, 2006